SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



THE RYLAND GROUP, INC.
-----------------------
Name of Issuer


ESOP Series A Convertible Preferred Stock
-----------------------------------------
Title of Class of Securities


782999106
-----------
CUSIP Number


 1. NAME OF REPORTING PERSON:    Ryland Retirement Savings Opportunity Plan

 2. MEMBER OF A GROUP:       a.   N/A
                             b.   N/A

 3. SEC USE ONLY:

 4. PLACE OF ORGANIZATION:   N/A

NUMBER OF SHARES        5.  Sole Voting Power:                        0
BENEFICIALLY OWNED BY   6.  Shared Voting Power:                416,744
REPORTING PERSON WITH:  7.  Sole Dispositive Power:                   0
                        8.  Shared Dispositive Power:           416,744

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED:                      416,744

 10.  AGGREGATE AMOUNT IN ROW 9 EXCLUDES SHARES:                    N/A

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:             100%

 12.  TYPE OF REPORTING PERSON:     EP

ITEM 1a.  NAME OF ISSUER:    THE RYLAND GROUP, INC.

ITEM 1b.     ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            The Ryland Group, Inc.
            11000 Broken Land Parkway
            Columbia, Maryland  21044

ITEM 2a.    NAME OF PERSON FILING:  Ryland Retirement Savings Opportunity Plan

ITEM 2b.    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            c/o Plan Sponsor
            The Ryland Group, Inc.
            11000 Broken Land Parkway
            Columbia, Maryland  21044

ITEM 2c.   CITIZENSHIP:     N/A

ITEM 2d.   TITLE OF CLASS SECURITIES:   ESOP Series A Convertible Preferred
Stock

ITEM 2e.   CUSIP NUMBER:    782999106

ITEM 3. The Person filing this statement is Employer Benefit Plan in accordance with Rule 13d-1(b)(1)(ii)(F) of the Securities Exchange Act of 1934.

ITEM 4.    OWNERSHIP:

           a. Number of Shares Beneficially Owned:      416,744

           b. Percent of Class:      100

           c. Powers:                                     No. of Shares

              Sole power to vote or to direct the vote            0

              Shared power to vote or to direct the vote      416,744

              Sole power to vote or to direct the vote            0

              Shared power to vote or to direct the vote      416,744

ITEM 5.    OWNERSHIP OF 5% OR LESS OF A CLASS:  N/A

ITEM 6.    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

           Beneficiaries of the Ryland Retirement Savings Opportunity Plan

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:  N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:       N/A

ITEM 10.   CERTIFICATION:

By signing below, The Ryland Group, Inc., as Plan Sponsor, certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                     SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, The Ryland Group, Inc., as Plan Sponsor, certifies that the information set forth in this statement is true, complete and correct.

                               THE RYLAND GROUP, INC.



                                   By  /s/ Timothy J. Geckle
                                      -----------------------------
                                             Timothy J. Geckle
                                             Senior Vice President

Date:   02.10.99
As of:  12.31.98


THE RYLAND GROUP, INC.
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